Exhibit 99.1

Date: April 1, 2015	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: SILVERCREST MINES INC.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	April 27, 2015
Record Date for Voting (if applicable) :	April 27, 2015
Beneficial Ownership Determination Date :	April 27, 2015
Meeting Date :	June 10, 2015
Meeting Location (if available) :	Metropolitan Hotel Vancouver 645 Howe Street Vancouver, BC
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	No
Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	828365106	CA8283651062

Sincerely,

Computershare
Agent for SILVERCREST MINES INC.